December 19, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins
David Edgar

Re:	Zoom Video Communications, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2022
Filed March 7, 2022
Form 10-Q for the Quarterly Period Ended October 31, 2022
Filed November 23, 2022
File No. 001-38865

Ladies and Gentlemen:

We are in receipt of the comment letter, dated December 14, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above captioned filings on Form 10-K for the fiscal year ended January 31, 2022, filed on March 7, 2022 (the “Form 10-K”) and Form 10-Q for the quarterly period ended October 31, 2022, filed on November 23, 2022 (the “Form 10-Q”). Below is the response of Zoom Video Communications, Inc. (the “Company,” “we,” “our” or similar terminology) to the Staff’s comments.

For the Staff’s convenience, we have incorporated the Staff’s comments into this response letter in italics.

Form 10-Q for the Quarterly Period Ended October 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 28

1.

We note from your response to prior comment 2 that Entry MRR includes revenue from monthly subscribers that have not provided any indication that they intend to cancel their subscriptions. Please tell us how subscribers who have indicated that they intend to cancel their subscriptions are reflected in your MRR attrition rate calculations. In this regard, clarify whether such customers are included in the attrition rate of the prior quarter. If not, explain how attrition for such customers is captured in your customer churn calculations. Also, revise your disclosures as necessary to clarify how such customers are factored into your calculations.

In response to the Staff’s comment, once a customer has indicated to the Company that the customer intends to cancel its subscription, the Company includes the customer in its churn calculations for the quarter in which it received that indication and does not include the customer in any future churn calculations or retain the value of its subscription in any roll forward of Entry MRR. Therefore, even if the

Zoom Video Communications, Inc.

55 Almaden Blvd, Suite 600, San Jose, CA 95113

zoom.us | 1.888.799.9666

customer’s subscription does not terminate until a future quarter, the impact of such customer’s decision to terminate its subscription is reflected in the Company’s current quarter’s churn calculation, which could be prior to the quarter in which the Company’s services to that customer terminate.

As an illustrative example, assume that, at the beginning of a quarter, Entry MRR is $450. During the quarter, assume that Customer #1 ($15) and Customer #2 ($30) both cancel their subscriptions. Customer #1 has a monthly subscription, and therefore its services will cease within the quarter. Customer #2 has an annual subscription, such that its services will cease at the end of its annual subscription period. Assume that, for Customer #2, its services will cease in four months, which is the end of that annual subscription period, with the Company continuing to receive payments and recognizing revenue for the remaining four months. Customer #2 is an example where the Company has received an indication of cancellation that becomes effective in a subsequent quarter. In this example, the MRR churn rate for the quarter would be 3.33%. (Applicable Quarter MMR Churn is $45, which is divided by Entry MRR of $450, which is then divided by three ). As the Company starts the following quarter (or subsequent quarters if Customer #2 had a longer subscription period), Entry MRR would not include the $30 because the Company had received Customer #2’s intention to cancel, and therefore, the Company included that subscription value in a prior quarter’s calculation.

The Company proposes to update the disclosure in future filings as follows:

We calculate our online average monthly churn by starting with the Online customer MRR as of the beginning of the applicable quarter (“Entry MRR”). We define Entry MRR as the recurring revenue run-rate of subscription agreements from all Online customers except for subscriptions that we recorded as churn in a previous quarter based on the customers’ earlier indication to us of their intention to cancel that subscription. We then determine the MRR related to customers who canceled or downgraded their subscription or notified us of that intention during the applicable quarter (“Applicable Quarter MRR Churn”) and divide the Applicable Quarter MRR Churn by the applicable quarter Entry MRR to arrive at the MRR churn rate for Online Customers for the applicable quarter. We then divide that amount by three to calculate the online average monthly churn.

* * * * *

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or further comments regarding this response letter to the undersigned at (408) 785-6622.

Sincerely,

/s/ Kelly Steckelberg
Kelly Steckelberg Chief Financial Officer Zoom Video Communications, Inc.

cc:	Jeff True, General Counsel

Jon Avina, Cooley LLP

Zoom Video Communications, Inc.

55 Almaden Blvd, Suite 600, San Jose, CA 95113

zoom.us | 1.888.799.9666